SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 18 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,117,656*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,117,656*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,117,656*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.7%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 18 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 4.9% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 18 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 921,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 921,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 5 of 18 Pages

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

  All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer ’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.7% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John A. Miller, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,664,852*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,664,852*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,664,852*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 7.1%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 18 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 9.3% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas J. Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,970,645*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,970,645*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,970,645*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%*
14.	Type of Reporting Person IN

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 18 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.6% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 10 of 18 Pages

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on November 29, 2011 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 19, 2011 (“Amendment No. 4”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On January 1, 2012, the co-trustees of U.S. Situs Trusts transferred an aggregate of 1,550,800 shares of Class B Common Stock, and the trustee of the Non-U.S. Situs Trusts transferred an aggregate of 419,845 shares of Class B Common Stock, to Thomas J. Pritzker, and Mr. Pritzker acquired beneficial ownership of such shares (the “Transfers”). The Transfers constitute “Permitted Transfers” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Mr. Pritzker in the Transfers remain shares of Class B Common Stock. Mr. Pritzker received the Transfers as compensation for services rendered to the transferors.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Transfers were completed on January 1, 2012 as described in Item 3 of this Amendment No. 5. Mr. Pritzker received the Transfers as compensation for services rendered to the transferors.

CUSIP No. 448579102	13D	Page 11 of 18 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 20,675,041 shares of Class A Common Stock, issuable upon conversion of 20,675,041 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 17.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 12.5% of the total number of shares of Common Stock outstanding and 16.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 5 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Certain shares beneficially owned by John A. Miller, as Trustee, are held indirectly by T11M2 HHC, L.L.C. and THHC, L.L.C., both of which are member-managed Delaware limited liability companies formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability companies are wholly owned by one or more of the trusts listed on Appendix A-3 and have no voting or dispositive power with regard to the shares.

Schedule B attached to this Amendment No. 5 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The Transfers did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

(c) The Transfers were completed on January 1, 2012, as described in Item 3 of this Amendment No. 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the
capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee
of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ John A. Miller
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 5 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 5 to Schedule 13D]

CUSIP No. 448579102	13D	Page 13 of 18 Pages

Appendix A-1

Name of Trusts	Jurisd. of Org.
P.G. Tom Trust M	Illinois
A.N.P. Trust #8M8	Illinois
A.N.P. Trust #12M5	Illinois

CUSIP No. 448579102	13D	Page 14 of 18 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
T-1740-27FD	Bahamas
Settlement T-2113AFD	Bahamas

CUSIP No. 448579102	13D	Page 15 of 18 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
A.N.P. Trust #11M3	Illinois
A.N.P. Trust #11M4	Illinois
A.N.P. Trust #12M4	Illinois
A.N.P. Trust #13A-Tom M3	Illinois
A.N.P. Trust #14M4	Illinois
A.N.P. Trust #14M5	Illinois
A.N.P. Trust #18-Thomas M6	Illinois
A.N.P. Trust #8M7	Illinois
Belleview Trust (OR 37) M2	N/A
Bly Trust (OR 38) M2	N/A
Canyonville Trust (OR 39) M2	N/A
Don G C. Trust #1M4	N/A
ECI QSST Trust #4M3	Illinois
ECI QSST Trust #5M2	Illinois
ECI QSST Trust #6M2	Illinois
F.L.P. Trust #11M2	Illinois
F.L.P. Trust #11M5	Illinois
Galispell Trust (WA 63) M1	Illinois
Heppner Trust (OR 190) M2	N/A
Hoh Trust (WA 143) M1	Illinois
Klickitat Trust (WA 149) M2	Illinois
LaSalle G.G. Trust #2M1	Illinois
LaSalle Trust #13M3	Illinois
LaSalle Trust #42M4	Illinois
LaSalle Trust #44M3	Illinois
Lummi Trust (WA 141) M3	Illinois
Moro Trust (OR 191) M1	N/A
Newman Trust (WA 57) M1	Illinois
Quiliayute Trust (WA 144) M3	Illinois
RA G.C. Trust #1M3	Illinois
Rock Trust (WA 58) M1	Illinois
Roosevelt Trust (WA 59) M1	Illinois
Shannon Trust (WA 60) M1	Illinois
ShoalwaterTrust (WA 142) M3	Illinois
Snow Trust (WA 151) M2	Illinois
Spectacle Trust (WA 62) M1	Illinois
Stevens Trust (WA 61) M1	Illinois
Tillamook Trust (OR 192) M1	N/A
Vale Trust (OR 189) M2	N/A
West Trust (WA 64) M1	Illinois
Willapa Trust (WA 150) M3	Illinois

CUSIP No. 448579102	13D	Page 16 of 18 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	-	-	6,117,656	5.1%	3.7%	4.9%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	-	-	921,888	0.8%	0.6%	0.7%
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.	-	-	11,664,852	9.7%	7.1%	9.3%
Thomas J. Pritzker, individually[6]	-	-	1,970,645	1.6%	1.2%	1.6%

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 17 of 18 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	-	-	1,982,124	1.6%	1.2%	1.6%
Trustee of the Non-U.S. Situs Trusts[7]	-	-	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	20,675,041	17.2%	12.5%	16.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	-	-	7,267,298	6.0%	4.4%	5.8%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	-	-	-	-	-	-
Trustees of the Linda Pritzker Family Trusts[12]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[13]	-	-	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	6,238	*	9,758,651	8.1%	5.9%	7.8%
Trustees of the Daniel F. Pritzker Family Trusts[15]	-	-	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	-	-	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	-	-	17,419,919	14.5%	10.5%	13.9%
Trustees of the Jay Robert Pritzker Family Trusts[18]	-	-	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	-	-	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	14,708	*	95,366,219	79.1%	57.7%	76.3%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 18 of 18 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.